UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2018

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASLAN PHARMACEUTICALS LIMITED

Date:	October 31, 2018	By:	/s/ Ben Goodger
		Name:	Ben Goodger
		Title:	General Counsel

(1)	EGM resolutions

Subject: Announcement on the 2018 EGM resolutions

Date of events: 2018/10/30

Contents:

1.	Date of the special shareholders’ meeting: 2018/10/30

2.	Important resolutions:

A.	Discussion and Election items:

a.	Approved the amendment to the Company’s authorized share capital.

b.	Approved the amendment to the Company’s Fifth Amended and Restated Memorandum and Articles of Association.

c.	Approved the capital increase by issuance of ordinary shares for sponsoring overseas depositary receipts or by issuance of the ordinary shares of the Company domestically.

d.	Approved the capital increase by issuance of overseas depositary receipts by private placement.

e.	Elected independent director - Robert E. Hoffman.

f.	Approved the release of the newly elected independent director from their non-competition restrictions.

3.	Any other matters that need to be specified: None

(2)	Newly elected independent director

Subject: Announcement on the newly elected independent director

Date of events: 2018/10/30

Contents:

1.	Date of occurrence of the change: 2018/10/30

2.	Appointment of or changed personnel: independent director

3.	Title, name and resume of the replaced person: Not applicable

4.	Title, name and resume of the replacement:

Independent Director, Robert E. Hoffman,

Chief Financial Officer and Senior Vice President of Heron Therapeutics,Inc.

5.	Type of the change: new appointment

6.	Reason for the change: newly elected by shareholders’ meeting

7.	Number of shares held by the new personnel at the time of appointment: 0

8.	Original term: from 2016/04/15 to 2019/04/14

9.	Effective date of the new appointment: 2018/10/30

10.	Rate of turnover of directors of the same term: Not applicable

11.	Rate of turnover of supervisor of the same term: Not applicable

12.	Rate of turnover of independent director of the same term: 1/4

13.	Change in one-third or more of directors (“Yes” or “No”): No

14.	Any other matters that need to be specified: None

(3)	Releasing Non-competition restriction

Subject: Announcement on the 2018 first EGM approval on releasing the newly elected independent director from the non-competition restrictions

Date of events: 2018/10/30

Contents:

1.	Date of the shareholders’ meeting resolution: 2018/10/30

2.	Name and title of the director with permission to engage in competitive conduct: Independent Director, Robert E. Hoffman

3.	Items of competitive conduct in which the director is permitted to engage:

1.	Board Member & Audit Committee Chair - Kura Oncology (biopharmaceutical company)

2.	Board Member, Chairman of the Board - DelMar Pharmaceuticals (biopharmaceutical company)

3.	Chief Financial Officer and Senior Vice President, Finance – Heron Therapeutics, Inc. (biopharmaceutical company)

4.	Board Member, Independent Director - Aravive, Inc. (biopharmaceutical company)

4.	Period of permission to engage in the competitive conduct: from 2018/10/30 up to this term of the directorship

5.	Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

There were 117,831,347 shares represented by the shareholders presented at the meeting when voting for this resolution.

-Votes for approval: 109,441,355 Votes;

-Votes against: 1,200,032 Votes;

-Invalid votes: 0 Votes;

-Abstention: 7,189,960 Votes.

-Weight of the votes for approval: 92.87%

This proposal was passed via voting as proposed.

6.

If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter “not applicable” below): Not applicable

7.	Company name of the mainland China area enterprise and the director’s position in the enterprise: Not applicable

8.	Address of the mainland China area enterprise: Not applicable

9.	Business items of the mainland China area enterprise: Not applicable

10.	Degree of effect on the Company’s finances and business: Not applicable

11.	If the director has invested in the mainland China area enterprise, the monetary amount of the director’s investment and the director’s shareholding ratio: Not applicable

12.	Any other matters that need to be specified: None

(4)	Resignation of individual director

Subject: Announcement on the resignation of individual director

Date of events: 2018/10/30

Contents:

1.	Date of occurrence of the change: 2018/10/30

2.	Appointment of or changed personnel: natural-person director

3.	Title, name and resume of the replaced person: Director, Jerome Shen, Director of ASLAN Pharmaceuticals Limited

4.	Title, name and resume of the replacement: None

5.	Type of the change: resignation

6.	Reason for the change: resignation

7.	Number of shares held by the new personnel at the time of appointment: Not applicable

8.	Original term: from 2016/05/27 to 2019/04/14

9.	Effective date of the new appointment: Not applicable

10.	Rate of turnover of directors of the same term: 1/5

11.	Rate of turnover of supervisor of the same term: Not applicable

12.	Rate of turnover of independent director of the same term: Not applicable

13.	Change in one-third or more of directors (“Yes” or “No”): No

14.	Any other matters that need to be specified: None

(5)	Resignation of independent director

Subject: Announcement on the resignation of independent director

Date of events: 2018/10/30

Contents:

1.	Date of occurrence of the change: 2018/10/30

2.	Appointment of or changed personnel: independent director

3.	Title, name and resume of the replaced person: Independent Director, Mei-Shu Lai, Independent Director of ASLAN Pharmaceuticals Limited

4.	Title, name and resume of the replacement: Not applicable

5.	Type of the change: resignation

6.	Reason for the change: resignation

7.	Number of shares held by the new personnel at the time of appointment: Not applicable

8.	Original term (from __________ to __________): from 2016/04/15 to 2019/04/14

9.	Effective date of the new appointment: Not applicable

10.	Rate of turnover of directors of the same term: Not applicable

11.	Rate of turnover of supervisor of the same term: Not applicable

12.	Rate of turnover of independent director of the same term: 1/4

13.	Change in one-third or more of directors (“Yes” or “No”): No

14.	Any other matters that need to be specified: None

(6)	Changes in RC

Subject: Announcement on the changes in the Remuneration Committee members

Date of events: 2018/10/30

Contents:

1.	Date of occurrence of the change: 2018/10/30

2.	Name of the functional committees: Remuneration Committee

3.	Name and resume of the replaced member: Mei-Shu Lai, Independent Director of ASLAN Pharmaceuticals Limited

4.	Name and resume of the new member: Not applicable

5.	Type of the change: resignation

6.	Reason of the change: resignation

7.	Original term: from 2016/04/15 to 2019/04/14

8.	Effective date of the new member: Not applicable

9.	Any other matters that need to be specified: None

(7)	Changes in AC

Subject: Announcement on the changes in the Audit Committee members

Date of events: 2018/10/30

Contents:

1.	Date of occurrence of the change: 2018/10/30

2.	Name of the functional committees: Audit Committee

3.	Name and resume of the replaced member: Mei-Shu Lai, Independent Director of ASLAN Pharmaceuticals Limited

4.	Name and resume of the new member: Robert E. Hoffman, Independent Director of ASLAN Pharmaceuticals Limited

5.	Type of the change: new appointment

6.	Reason of the change: new appointment

7.	Original term: from 2016/04/15 to 2019/04/14

8.	Effective date of the new member: 2018/10/30

9.	Any other matters that need to be specified: None